FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2003

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                    CDG Investments Inc.

(Registrant)

Date May 29, 2003                                                                      "Barbara O'Neill"

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG INVESTMENTS INC.

INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

March 31, 2003

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898

Fax: (403) 266-2606

www.cdginvestments.ca

CDG INVESTMENTS INC.
(Formerly Golden Rule Resources Ltd.)
CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

			March 31,	September 30,
			2003	2002

		ASSETS
CURRENT
Cash and cash equivalents			$135,835	$24,334
Accounts receivable			50,339	27,393
Prepaids and deposits			14,188	80,291

			200,362	132,018

INVESTMENTS Note 3			2,888,764	2,751,909
RECLAMATION DEPOSIT			45,500	374,000
MINERAL PROPERTIES			1,005,398	968,063
CAPITAL ASSETS			8,728	18,602

			$4,148,752	$4,244,592

		LIABILITIES
CURRENT
Accounts payable and accrued liabilities			$188,559	$391,784
WADDY LAKE LIABILITY Note 4			1,154,133	1,154,133
RECLAMATION LIABILITY			46,000	330,000
CONVERTIBLE DEBENTURES Note 5			250,375	-

			1,639,067	1,875,917

SHAREHOLDERS' EQUITY

CAPITAL STOCK Note 6
Authorized
Unlimited number of shares without nominal or par value
Issued
28,154,081 common shares (Sept,2002 - 28,154,081)			42,644,074	42,644,074
EQUITY COMPONENT CONVERTIBLE DEBENTURES Note 5			40,500	-

CONTRIBUTED SURPLUS			172,594	172,594
DEFICIT			(40,347,483)	(40,447,993)

			2,509,685	2,368,675

			$4,148,752	$4,244,592

Contingent liability Note 4

Approved on behalf of the Board:

"James Devonshire"	Director		"Gregory Smith"	Director

See accompanying notes to the financial statements.

CDG INVESTMENTS INC.
(Formerly Golden Rule Resources Ltd.)
INTERIM CONSOLIDATED
STATEMENTS OF OPERATIONS
AND DEFICIT
(Unaudited-prepared by Management)

	Three months ended March 31,		Six months ended March 31,
	2003	2002	2003	2002

REVENUE
Interest	$1,741	$1,477	$2,793	$4,669
Recovery of indirect costs and other	3,096	3,790	5,095	9,508

	4,837	5,267	7,888	14,177

EXPENSES
General and administrative	97,119	116,317	194,062	239,844
Debenture interest	8,385	-	8,385	-
Amortization and depreciation	516	1,271	1,473	2,510

	106,020	117,588	203,920	242,354

LOSS FROM OPERATIONS	(101,183)	(112,321)	(196,032)	(228,177)
OTHER
Gain on sale of Jolu Mill	554,487	-	554,487	-
Reclamation expense	(46,000)	-	(46,000)	-
Equity in loss of investees	(127,274)	(29,410)	(144,128)	(47,608)
Gain (loss) on disposal of investments	8	1,279	(15,074)	1,279
Write-down of investments	(52,743)	-	(52,743)	-

NET EARNINGS (LOSS)	227,295	(140,452)	100,510	(274,506)
DEFICIT, beginning of period	(40,574,778)	(39,591,484)	(40,447,993)	(39,457,430)

DEFICIT, end of period	$(40,347,483)	$(39,731,936)	$(40,347,483)	$(39,731,936)

EARNINGS (LOSS) PER SHARE
basic and diluted	$0.01	$(0.01)	$0.00	$(0.01)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
basic and diluted	28,154,081	28,154,081	28,154,081	28,154,081

See accompanying notes to the financial statements.

CDG INVESTMENTS INC.
(Formerly Golden Rule
Resources Ltd.)
INTERIM CONSOLIDATED
STATEMENTS OF CASH
FLOW
(Unaudited - Prepared by
Management)

	Three months ended March 31,		Six months ended March 31,
	2003	2002	2003	2002

Increase (decrease) in cash and
cash equivalents:

OPERATING ACTIVITIES
Interest and other income received	4,837	$5,268	$7,888	$14,177
Cash operating expenses	(98,365)	(107,960)	(147,752)	(155,068)

	(93,528)	(102,692)	(139,864)	(140,891)

INVESTING ACTIVITIES
Exploration property additions	(20,022)	(20,000)	(37,335)	(20,000)
Purchase of investments and other	-	(30,638)	-	(32,200)
Proceeds on disposal of investments	25	39,367	1,200	39,367

	(19,997)	(11,271)	(36,135)	(12,833)

FINANCING ACTIVITIES
Debenture proceeds	-	-	287,500	-

INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(113,525)	(113,963)	111,501	(153,724)

CASH AND CASH EQUIVALENTS:
Beginning of period	249,360	284,698	24,334	324,459

End of period	$135,835	$170,735	$135,835	$170,735

Supplemental information:

The Company did not expend cash on income taxes during the periods ended March 31, 2002 and March 31, 2003

The Company expended $5,010 on debenture interest during the three and six months ended March 31, 2003, ($NIL - three and six months ended March 31, 2002)

The Company sold the Jolu Mill and equipment during the period ended March 31, 2003 for non-cash consideration as described in note 7 to these interim financial statements.

See accompanying notes to the financial statements.

CDG INVESTMENTS INC.

(Formerly Golden Rule Resources Ltd.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited - prepared by management)

1. Basis of Presentation and Continuance of Operations

The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2002, except that the Company adopted a new accounting policy regarding stock-based compensation as described below. These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2002 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Continued operations of the company are dependent on the company's ability to complete equity or debt financings or realize substantial proceeds on the sale of investments in the future. These financial statements have been prepared under the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these consolidated financial statements.

2. Accounting Policies

Stock-based compensation

Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company has prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The new recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the excess of the fair value of the options at the date of grant over the option grant price is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. As no stock options were granted during the six months ended March 31, 2003, no compensation expense has been recorded, nor has additional disclosure pertaining to the option pricing model assumptions been provided.

3. Investments

Portfolio investments at cost

(market value-$3,678,000,Sept30-$2,696,000) Equity-accounted investments

March 31,               September 30,

     2003

      2002

Portfolio investments at cost

          (market value-$3,678,000,Sept30-$2,696,000)

$1,495,275

$1,199,292

Equity-accounted investments

  1,393,489

  1,552,617

                                                                                                                $2,888,764                   $2,751,909

4. Contingent Liability

A Statement of Claim has been filed against the Company, its 100%-owned subsidiary, Waddy Lake Resources Ltd.,("Waddy Lake"), and certain current and past directors and officers of the two companies, seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid. The disputed $1,154,133 owing has been recorded as a non-current Waddy Lake liability in the consolidated financial statements of the Company both at March 31, 2003 and September 30, 2002. Waddy Lake has no assets to settle this payable and management believes that CDG assets cannot be accessed to settle any part of the liability, hence its exclusion from current liabilities. The Company has a secured debenture in the amount of $4,000,000 plus accrued interest thereon of $3,110,000 due from Waddy Lake that would take priority over any unsecured claims. No estimates have been made for accrued interest or damages as the amount, if any, that may eventually be payable cannot be determined at this time. The Company intends to defend the suit vigorously.

CDG INVESTMENTS INC.

(Formerly Golden Rule Resources Ltd.)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited - prepared by management)

5. Convertible Debentures

On December 16, 2002 the Company closed a $287,500 debenture financing. Directors, or companies over which they have control or direction, subscribed to $212,500 of the debentures. Interest accrues at 6% per annum on the debentures which mature December 17, 2005 and are convertible into units comprised of one common share and one share purchase warrant at $0.10 per unit during the first two years and $0.11 per unit during the third year. The warrants expire two years after conversion of the debenture and may be exercised to purchase one common share at prices ranging from $0.10 per share to $0.14 per share depending on the year of exercise. The debenture is redeemable by the Company after December 17, 2003 provided that stock volumes and price meet specified levels and the stock continues to be listed on a recognized exchange. The debentures are secured by a first floating charge over substantially all of the Company's assets with the exception of the Jolu Mill and any Saskatchewan property or assets.

	March 31, 2003	September 30, 2002
Principal amount	$ 287,500	$ -
Accreted Interest	3,375	-
	290,875	-
Less equity component	40,500	-
Liability component	$ 250,375	$ -

The debenture has been segregated into the respective fair values of its debt and equity components on the date of issuance. Over the term of the debenture, the debt component will be accreted to the face value of the debenture by recording additional interest expense.

6. Capital Stock

Stock options and warrants

At March 31,2003, 3,000,000 share purchase warrants were outstanding exercisable at a price of $0.65 per share to March 14, 2006.

During the six months ended March 31, 2003 no options were granted, cancelled or exercised. Options to purchase 200,000 shares at $0.86 per share and 135,800 shares at $0.25 per share expired on March 5, 2003. The following summarizes stock options outstanding at March 31, 2003:

Expiry Date

Number of options

Exercise Price

June 4, 2007

      1,675,000

$  0.11

November 9, 2004

         575,000

$  0.25

      2,250,000

Subsequent to period end options to purchase 100,000 shares at $0.25 per share and 300,000 shares at $0.11 per share were cancelled.

7. Sale of Jolu Mill

Effective February 18, 2003 the Jolu Mill and equipment was sold to a new private corporation owned by Golden Band Resources Inc. and the Company. In consideration for the sale of the mill and equipment , the new corporation will assume the liabilities associated with the mill, past and future, issue shares in its capital stock valued at $350,000 and assign a royalty to the Company based on $10 per tonne of ore processed through the mill, not to exceed $400,000 in total. The mill had previously been written-off on the Company's books and the equipment had a net book value of $8,400. The value of the current liabilities net of any offsetting current assets that is assumed by the new corporation is $211,000. In addition the new corporation will assume $330,000 of the site restoration liability that was estimated on the Company's books, and $329,000 of the reclamation deposit will be transferred to the corporation. The closing of the agreement is subject to regulatory approval and the satisfactory transfer of the Jolu assets to the new corporation.